SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

JFrog Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 per share

(Title of Class of Securities)

M6191J100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6191J100

1	NAMES OF REPORTING PERSONS Dell Technologies Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,903,197 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,903,197 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,903,197 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%*
12	TYPE OF REPORTING PERSON CO

*	This percentage calculation is based on 92,256,992 Ordinary Shares outstanding as of December 31, 2020, as provided by the Issuer.

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CUSIP No. M6191J100

1	NAMES OF REPORTING PERSONS EMC Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,925,965 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,925,965 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,925,965 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%*
12	TYPE OF REPORTING PERSON CO

*	This percentage calculation is based on 92,256,992 Ordinary Shares outstanding as of December 31, 2020, as provided by the Issuer.

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CUSIP No. M6191J100

1	NAMES OF REPORTING PERSONS EMC Ireland Holdings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,977,232 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,977,232 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,977,232 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%*
12	TYPE OF REPORTING PERSON CO

*	This percentage calculation is based on 92,256,992 Ordinary Shares outstanding as of December 31, 2020, as provided by the Issuer.

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CUSIP No. M6191J100

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,903,197 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,903,197 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,903,197 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%*
12	TYPE OF REPORTING PERSON IN

*	This percentage calculation is based on 92,256,992 Ordinary Shares outstanding as of December 31, 2020, as provided by the Issuer.

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Item 1(a).	Name of Issuer:

The name of the issuer is JFrog Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 270 E. Caribbean Drive, Sunnyvale, California 94089.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by Dell Technologies Inc., a Delaware corporation (“Dell Technologies”), EMC Corporation, a Massachusetts corporation (“EMC”), EMC Ireland Holdings, a private unlimited company organized under the laws of Ireland (“EMC Ireland”), and Michael S. Dell (collectively with Dell Technologies, EMC and EMC Ireland, the “Reporting Persons”).

The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,903,197 ordinary shares (“Ordinary Shares”) of the Issuer, of which (1) EMC is the record holder of 317,302 Ordinary Shares, (2) EMC Ireland is the record holder of 3,977,232 Ordinary Shares and (3) VMware International Marketing Limited (“VMware International Marketing”) is the record holder of 2,608,663 Ordinary Shares.

•

EMC Ireland is directly wholly owned by Dell International Holdings VIII B.V., which is directly wholly owned by EMC Group 2, which is directly wholly owned by Dell International Holdings Limited and other indirect wholly-owned subsidiaries of Dell Technologies consisting of Dell Financial Services L.L.C. and Dell Global Holdings XV L.L.C. Dell International Holdings Limited is directly wholly owned by Dell Global Holdings XV L.L.C., which is directly wholly owned by indirect wholly-owned subsidiaries of Dell Technologies, consisting of Dell International L.L.C. and EMC. Dell International L.L.C. and EMC are each directly wholly owned by Dell Inc., which is directly wholly owned by Denali Intermediate Inc., which is directly wholly owned by Dell Technologies.

•

VMware International Marketing is directly wholly owned by VMware Technology Holdings Limited, which is directly wholly owned by indirect majority-owned subsidiaries of Dell Technologies consisting of Pivotal Software, Inc. and VMware Global, Inc. Pivotal Software, Inc. is directly wholly owned by VMware, Inc., which has a class of equity securities listed on the New York Stock Exchange and is majority-owned, collectively, by indirect wholly-owned subsidiaries of Dell Technologies consisting of EMC, EMC Equity Assets LLC and VMW Holdco LLC. Each of EMC Equity Assets LLC and VMW Holdco LLC is directly wholly owned by EMC.

Dell Technologies and each subsidiary in the chain of subsidiaries through which Dell Technologies owns EMC, EMC Ireland and VMware International Marketing that directly owns a majority of the equity interests in the subsidiary below it in the legal structure of the consolidated group has a right to elect or appoint the member or members of the governing body of the subsidiary below it in the legal structure of the consolidated group and, therefore, to direct the management and policies of such subsidiary. Michael S. Dell is the Chairman and Chief Executive Officer of Dell Technologies. Mr. Dell beneficially owns voting securities of Dell Technologies representing a majority of the voting power of all outstanding voting securities of Dell Technologies and has the power to elect directors who control a majority of the total votes entitled to be cast on the Dell Technologies board of directors. As a result, Mr. Dell may be deemed to be the beneficial owner of all the Ordinary Shares beneficially owned by Dell Technologies, and Dell Technologies may be deemed to be the beneficial owner of all the Ordinary Shares held by each of EMC, EMC Ireland and VMware International Marketing.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is One Dell Way, Round Rock, Texas 78682.

Item 2(c).	Citizenship:

Dell Technologies is a Delaware corporation.

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EMC is a Massachusetts corporation.

EMC Ireland is a private unlimited company organized under the laws of Ireland.

Michael S. Dell is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, NIS 0.01 par value per share.

Item 2(e).	CUSIP No.:

M6191J100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Each of Dell Technologies and Michael S. Dell may be deemed to beneficially own, in the aggregate, 6,903,197 Ordinary Shares, of which (1) EMC is the record holder of 317,302 Ordinary Shares, (2) EMC Ireland is the record holder of 3,977,232 Ordinary Shares and (3) VMware International Marketing is the record holder of 2,608,663 Ordinary Shares. EMC may be deemed to beneficially own 2,925,965 Ordinary Shares, of which (1) EMC is the record holder of 317,302 Ordinary Shares and (2) VMware International Marketing is the record holder of 2,608,663 Ordinary Shares.

(b)	Percent of class:

Dell Technologies	7.5	%(1)
EMC	3.2	%(1)
EMC Ireland	4.3	%(1)
Michael S. Dell	7.5	%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

  -0- for all Reporting Persons

(ii)	Shared power to vote or to direct the vote:

Dell Technologies	6,903,197 Ordinary Shares
EMC	2,925,965 Ordinary Shares
EMC Ireland	3,977,232 Ordinary Shares
Michael S. Dell	6,903,197 Ordinary Shares

(iii)	Sole power to dispose or to direct the disposition of:

  -0- for all Reporting Persons

(1)	Based on 92,256,992 Ordinary Shares outstanding as of December 31, 2020, as provided by the Issuer.

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(iv)	Shared power to dispose or to direct the disposition of:

Dell Technologies	6,903,197 Ordinary Shares
EMC	2,925,965 Ordinary Shares
EMC Ireland	3,977,232 Ordinary Shares
Michael S. Dell	6,903,197 Ordinary Shares

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Dell Technologies Inc.

By:	/s/ Robert Potts
Name:	Robert Potts
Title:	Senior Vice President and Assistant Secretary

EMC Corporation

By:	/s/ Robert Potts
Name:	Robert Potts
Title:	Senior Vice President and Assistant Secretary

EMC Ireland Holdings

By:	/s/ Robert Savage
Name:	Robert Savage
Title:	Director

Michael S. Dell

By:	/s/ Robert Potts
Name:	Robert Potts
Title:	Attorney-in-Fact

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EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Power of Attorney of Michael S. Dell

2	Joint Filing Agreement

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